Exhibit 99.2

Americas Gold and Silver Pours First Gold at Relief Canyon ANd Provides other Corporate Updates

TORONTO, ONTARIO—February 18, 2020—Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to announce that the Relief Canyon gold mine in Nevada has successfully poured its first gold and to provide other corporate updates.

The Relief Canyon gold mine poured its first gold over the weekend. Initial construction was completed nine months after construction formally commenced in mid-May 2019. The initial capital spend is estimated to be within the guidance range the Company provided of US$28 to US$30 million. The ramp up at Relief Canyon is proceeding well with approximately 200,000 tonnes of ore stacked on the leach pad. Twenty-four-hour operation was introduced in late January which will enable the stacking rate to reach its design target of approximately 14,500 tonnes per day.

“We are thrilled to have poured first gold from Relief Canyon and excited as the asset advances toward commercial production in the second quarter of this year. Relief Canyon will provide the Company with significant exposure to gold and increase the Company’s precious metals production,” stated Americas President and CEO Darren Blasutti. “The Relief Canyon employees, contractors and the corporate team have worked diligently over the past nine months to bring this operation on line within a short time frame.”

Relief Canyon – First Gold Pour

Initial construction at Relief Canyon is complete and the operation successfully achieved its first gold pour just nine months from the start of construction in mid-May 2019. The initial capital is estimated to be within the budget of US$28 to US$30 million

Americas began actively mining ore at Relief Canyon in early December 2019. To date, the operation has approximately 200,000 tonnes of ore placed on the leach pad. The ore crushing and stacking circuit is performing as expected and the ADR plant is now fully functioning. Relief Canyon is mining and stacking ore on a 24-hour basis. Production is ramping up and the Company expects to reach design crushing and stacking rates of approximately 14,500 tonnes per day.

Approximately 150,000 tonnes of ore has been stockpiled ahead of the crusher and is waiting to be placed on the leach pad. Waste stripping is ahead of plan with mining activities focussed on the North and Lightbulb areas of the pit. Commercial production is expected before the end of Q2-2020.

Cosalá Operations Update

As previously disclosed in the Company’s press release on February 3, 2020, the Cosalá Operations are currently negatively impacted by an illegal blockade. While the Company cannot engage in negotiations while this harmful and illegal action exists, the Company continues to have discussions with government authorities at both the state and federal levels and hopes to resolve this dispute in a timely and productive fashion.

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The operation has had tremendous support from the local community, ejidos and small businesses in the Cosalá area. The Company would like to thank local workers and other stakeholders as efforts continue to remove the current illegal blockade in order to re-start operations. Updates on the progress of a resolution will be provided as appropriate.

Management Update

The Company has appointed Stefan Axell as Vice President, Corporate Development & Communications. Mr. Axell brings to the Company over 15 years of experience from the mining and finance sectors. Prior to joining Americas, Mr. Axell served as Director, Asset Management at Franco-Nevada Corporation with progressively senior roles over his eight years with the company. He joined Franco-Nevada as Manager, Investor Relations and prior to Franco-Nevada, was an equity research analyst covering the mining sector. Mr. Axell holds degrees in Mining Engineering and Economics from Queen’s University, a Master of Finance degree from Stockholm School of Economics and is a CFA charterholder.

At-The-Market Offering

Americas has entered into an at-the-market offering agreement dated February 18, 2020 (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Lead Agent”) and ROTH Capital Partners, LLC as agents pursuant to which the Company established an at-the-market equity program (the “ATM Program”). Pursuant to the ATM Program and ATM Agreement, the Company may, at its discretion and from time-to-time during the term of the ATM Agreement, sell, through the Lead Agent, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$15.0 million. Sales of Common Shares, if any, through the Lead Agent, acting as agent, will be made through “at the market” issuances, including without limitation, sales made directly on the NYSE American LLC or other existing trading market for the shares in the United States at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. No Common Shares will be offered or sold on the Toronto Stock Exchange or any other trading markets in Canada. The ATM Program will be effective until July 28, 2021 unless terminated prior to such date. Americas intends to use the net proceeds from the ATM Program, if any, for working capital and general corporate purposes, which may include the exploration, development and/or improvement of the Company’s existing mine properties, including those relating to bringing Relief Canyon into commercial production.

The ATM Program will be made by way of a prospectus supplement dated February 18, 2020 (the “Prospectus Supplement”) to the Company's existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) and U.S. registration statement on Form F-10, as amended (File No. 333-229512) (the “Registration Statement”), each dated June 28, 2019. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the “SEC”) on June 28, 2019. The Prospectus Supplement has been filed with the Ontario Securities Commission and the SEC. The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The U.S. Prospectus Supplement (together with the related U.S. Base shelf Prospectus) is available on the SEC's EDGAR website at www.sec.gov.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company’s newest asset, Relief Canyon in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2020. The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also holds an option on the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information, please see SEDAR or www.americas-gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416-848-9503

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Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, the Company’s construction, production, development plans and performance expectations at the Relief Canyon Mine, including the anticipated timing of commercial production at Relief Canyon, the resolution and removal of the illegal blockade at the Company’s Cosalá Operations and the resumption of mining and processing operations, anticipated offering of Common Shares under the ATM Program and the anticipated use of proceeds from the ATM Program, if any. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction, bring to production and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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